

Mail Stop 3561

December 22, 2016

Stephen P. Bramlage, Jr.
Chief Financial Officer
Aramark
Aramark Tower
1101 Market Street
Philadelphia, PA 19107

> **Re: Aramark**
> **Aramark Services, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 7, 2016**
> **File No. 333-214954 & -01 to -112**

Dear Mr. Bramlage:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to requesting acceleration of the effective date of this registration statement, please file your definitive proxy statement, or alternatively, amend your Form 10-K to provide the information called for by Part III to Form 10-K.

Description of the 2024 Notes, page 46

Guarantees, page 48

2. You state that Aramark is providing guarantees of the 2024 Notes and 2026 Notes, respectively, "for purposes of financial reporting." Please explain to us the nature and

purpose of the Aramark parent guarantee and tell us whether this guarantee is full and unconditional. To the extent the Aramark parent guarantee is not full and unconditional, please tell us your basis for not including the condensed consolidating financial information for Aramark called for by Article 3-10(f) of Regulation S-X. For guidance, refer to sections 2500.2 and 2510 of the Division of Corporation Finance Financial Reporting Manual.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Joseph H. Kaufman, Esq.
Simpson Thacher & Bartlett LLP